April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Lauren Hamill

Re:	Whitehawk Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-286284

Acceleration Request

Requested Date:	April 8, 2025
Requested Time:	4:00 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Whitehawk Therapeutics , Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-286284) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Robert Wernli at (619) 361-4805.

Sincerely,

WHITEHAWK THERAPEUTICS, INC.

By:	/s/ David J. Lennon, Ph.D.
David J. Lennon, Ph.D.
Chief Executive Officer

cc:	Stephen Rodin, Whitehawk Therapeutics, Inc.

Dan Koeppen, Wilson Sonsini Goodrich & Rosati

Robert Wernli, Wilson Sonsini Goodrich & Rosati